FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                            Report of Foreign Issuer


                                  10 July 2007


                                File no. 0-17630


                           CRH - Holding(s) in Company

                           CRH public limited company
                           Belgard Castle, Clondalkin,
                               Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: 'Holding(s) in Company'



                             CRH plc ("the Company")
                             -----------------------


The Company received notification today, 10th July 2007, from Bank of Ireland Asset Management Limited that, as at 9th July 2007, they had an interest in 27,263,386 Ordinary Shares of CRH plc, representing 4.99 per cent of the Company's issued Ordinary Share Capital. The notification states the shares are registered in nominee company names, as listed below, as registered owner only on behalf of a range of clients who are the beneficial owners:

BNY Custodial Nominees Limited                              125,564
Bank of Ireland Nominees Limited                         26,026,919
Nortrust Nominees Limited                                   874,572
ROY Nominees Limited                                        203,196
Mellon Nominees Limited                                      33,135

Contact
Angela Malone
Company Secretary
Tel: 00 3531 6344340

                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  10 July 2007

                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director